ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-155535 Dated May 27, 2009

100% Principal Protection Notes Linked to the S&P 500® Index

Market Strategies to Complement Traditional Fixed Income Investments

JPMorgan Chase & Co. Notes linked to the S&P 500® Index due May 29, 2015

Investment Description

100% Principal Protection Notes (the “Notes”) are notes issued by JPMorgan Chase & Co. linked to the performance of the S&P® 500 Index (the “Index”) which pay interest semi-annually. The Notes provide full principal protection at maturity and exposure to the equity securities included in the Index while benefiting from any positive performance of the Index, up to a Maximum Gain on the Notes of 35.50% at maturity. In addition, on each specified Interest Payment Date, you will receive a fixed cash payment of 0.75% of your principal amount regardless of the performance of the Index. If the Index Return is positive, at maturity of the Notes you will receive your principal plus a return equal to the Index Return times the Participation Rate of 100%, up to the Maximum Gain, plus the final Interest Payment. If the Index Return is zero or negative, at maturity you will receive only your principal amount plus the final Interest Payment. The principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including the 100% principal protection feature, is subject to the creditworthiness of the Issuer.

Features

❑	Growth Potential—At maturity, you will participate in any positive performance of the Index up to the Maximum Gain of 35.50%.

❑	Semi-Annual Interest Payments—The Notes pay semi-annual Interest Payments over the term of the Notes at the rate of approximately 1.50% per annum.

❑

Full Protection of Principal—At maturity of the Notes, you will receive a cash payment equal to at least your initial principal amount plus any unpaid interest. 100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of the Issuer.

Key Dates1

Trade Date:	May 27, 2009
Settlement Date:	May 29, 2009
Final Valuation Date[2]:	May 22, 2015
Maturity Date[2]:	May 29, 2015
CUSIP:	46625H266
ISIN:	US46625H2664

[1]

The Notes are expected to price on or about May 27, 2009 and settle on or about May 29, 2009. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.

[2]

Subject to postponement in the event of a market disruption event or certain other circumstances as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product supplement no. UBS-9-A-I.

Note Offering

We are offering 100% Principal Protection Notes linked to the performance of the S&P 500® Index. The return on the Notes, excluding all Interest Payments, is subject to, and will not exceed, the predetermined Maximum Gain of 35.50%. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-9-A-I dated May 27, 2009 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-9-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-9-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Us
Per Note	$10	$0.35	$9.65
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-18 of the accompanying product supplement no. UBS-9-A-I.

(2)

UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.35 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term “JPMorgan Chase & Co.” Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. UBS-9-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-9-A-I dated May 27, 2009. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-9-A-I, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. UBS-9-A-I dated May 27, 2009:

http://www.sec.gov/Archives/edgar/data/19617/000119312509119132/d424b21.pdf

♦	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

♦	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this free writing prospectus, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek a six-year investment with a return linked to the performance of the Index.

♦	You believe that the Index will appreciate over the term of the Notes and that such appreciation is unlikely to significantly exceed the Maximum Gain at maturity.

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity.

♦	You are willing to forgo dividends paid on the stocks included in the Index.

♦	You are willing to invest in the Notes based on the Maximum Gain of 35.50%.

♦	You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦	You seek semi-annual Interest Payments from this investment.

♦	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦	You are unwilling or unable to hold the securities to maturity.

♦	You prefer to receive the dividends paid on any equity securities included in the Index.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on the Payment at Maturity that is equivalent to the Maximum Gain of 35.50%.

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or are unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-9-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.

Issue Price	$10 per note

Term	6 years

Interest Payment	The Interest Payment per $10 principal amount Note paid on each Interest Payment Date will be a fixed amount equal to $10 × 0.75%, which will be paid regardless of the performance of the Index.

Participation Rate	100%

Principal Protection	100% if held to Maturity

Payment at Maturity (per Note)

Regardless of the performance of the Index, you will receive your final Interest Payment at maturity. Additionally, if the Index Return is positive, you will receive at maturity a cash payment, which will be calculated as follows:

$10 + ($10 × Index Return × Participation Rate)

provided, however, that in no event will you receive at maturity an amount, excluding your final Interest Payment, that is greater than $10 + ($10 × Maximum Gain).

If the Index Return is zero or negative, you will receive at maturity your final Interest Payment plus a cash payment, for each $10 principal amount Note, of $10.

Interest Payment Dates

November 30, 2009, June 1, 2010,

November 29, 2010, May 31, 2011,

November 29, 2011, May 29, 2012,

November 29, 2012, May 29, 2013,

November 29, 2013, May 29, 2014,

December 1, 2014 and the Maturity Date.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Maximum Gain	35.50%

Index Starting Level	The Index closing level on the Trade Date.

Index Ending Level	The Index closing level on the Final Valuation Date.

Determining Payment at Maturity

For each $10 principal amount Note, you will receive a cash Payment at Maturity equal the principal amount of $10 per Note and your final Interest Payment of $10 multiplied by 0.75%.

Examples of Hypothetical Payment at Maturity

The following tables and examples illustrate the hypothetical Payment at Maturity for each $10 principal amount Note, excluding the final Interest Payment which will be paid to you at maturity regardless of the performance of the Index. They are provided for illustrative purposes only and are only hypothetical; they do not purport to be representative of every possible scenario concerning the Index Ending Level relative to the Index Starting Level. The hypothetical examples reflect the Participation Rate of 100% and the Maximum Gain of 35.50%.

We cannot predict the Index Ending Level on the Final Valuation Date or the Index closing level on any trading day during the term of the Notes. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Index Starting Level used in the illustrations below is not the actual Index Starting Level of the Index. You should not take these examples as an indication or assurance of the expected performance of the Index. All prices in the illustrative examples are denominated in USD and rounded to the nearest penny.

*	Numbers have been rounded for ease of analysis.
†	Does not include the final Interest Payment payable at maturity. Principal protection is provided by JPMorgan Chase & Co. and, therefore, is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when due.

Example 1—The Index Ending Level is greater than the Index Starting Level by 20.00%. Because the Index Return is 20.00%, investors would receive a Payment at Maturity of $12.00 per $10 principal amount Note, calculated as follows:

Payment at maturity per $10.00 principal amount	= $10.00 + ($10.00 × Index Return) = $10.00 + ($10.00 × 20.00%) = $12.00

Example 2—The Index Ending Level is greater than the Index Starting Level by 40.00%. Because the Index Return of 40.00% is greater than the Maximum Gain of 35.50%, investors would receive a Payment at Maturity of $13.55 per $10 principal amount Note, calculated as follows:

Payment at maturity per $10.00 principal amount	= $10.00 + ($10.00 × Maximum Gain)
= $10.00 + ($10.00 × 35.50%)
= $13.55

Example 3—The Index Ending Level is less than the Index Starting Level by 10.00%. Because the Index closing level on the Final Valuation Date is equal to or less than the Index Starting Level, investors would receive a Payment at Maturity of $10 per $10 Note.

Regardless of the performance of the Index or the Payment at Maturity, you will receive Interest Payments, for each $10 principal amount Note, in the aggregate amount of $0.90 over the term of the Notes.

The Notes are intended to be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your Notes prior to maturity may be at a substantial discount from the principal amount of the Notes, even in cases where the Index has appreciated since the pricing date of the Notes. The potential Payments at Maturity described here assume that your Notes are held to maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-9-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, even though the amount of such interest income may exceed the semi-annual Interest Payments. Interest included in income will increase your tax basis in the Notes, and your tax basis in the Notes will be reduced by the amount of any semi-annual Interest Payments received by you. Generally, amounts received at maturity or upon an earlier sale or disposition in excess of your tax basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the Notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of Notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the Notes, including the treatment of the difference, if any, between their tax basis in the Notes and the Notes’ adjusted issue price.

We will determine the comparable yield for the Notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the Notes, which we will file with the SEC. If the Notes had priced on May 26, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 5.09%, compounded semi-annually. The actual comparable yield that we will determine for the Notes may be more or less than 5.09%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the Notes.

Key Risks

An investment in the notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the equity securities underlying the Index (the “underlying securities”). These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-9-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦

The Notes Might Not Pay More than the Principal Amount—You may receive a lower Payment at Maturity than you would have received if you had invested in the underlying securities or contracts related to the Index. If the Index Ending Level is equal to or less than the Index Starting Level, the Payment at Maturity will only be equal to the full principal amount of your Notes. This will be true even if the Index closing level was higher than the Index Starting Level at some time during the term of the Notes but falls below the Index Starting Level on the Final Valuation Date.

♦

The Appreciation Potential of the Notes will be Limited by the Maximum Gain—If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount Note, you will receive at maturity any unpaid interest plus $10 plus a return that will not exceed the Maximum Gain of 35% of the principal amount, regardless of the appreciation in the Index, which may be significant.

♦

Credit of the Issuer—The Notes are senior unsecured debt obligations of the Issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the Payment at Maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI may be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the UBS’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

♦

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either Index would have.

♦

No Principal Protection Unless You Hold the Notes To Maturity—The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦

Lack of Liquidity—The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Potential JPMorgan Chase & Co. Impact on Price—Trading or transactions by JPMorgan Chase & Co. or its affiliates in the stocks comprising the Index or in futures, options, exchange-traded funds or other derivative products on equity stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of your Notes.

♦

Potentially inconsistent research, opinions, or recommendations by JPMSI and UBS—JPMSI, UBS and their affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. JPMSI, UBS and their affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the Notes. Any research, opinions or recommendations expressed by JPMSI, UBS or their affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes. Any such research, opinions or recommendations could affect the Index closing level or the value of the equity securities included in the Index, and therefore the market value of the Notes.

♦	Tax Treatment—You should consult your own tax adviser about the tax treatment of the Notes as well as your own tax situation before investing in the Notes.

♦

Many Economic and Market Factors will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

♦

We are one of the companies that makes up the S&P 500® Index—We are one of the companies that makes up the S&P 500® Index. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which is represented in the Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the underlying securities, or the Notes. None of the money you pay us will go to the sponsor of the Index or any of the other underlying securities and none of those companies will be involved in the offering of the Notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

The S&P 500® Index (the “Index”)

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product supplement no. UBS-9-A-I under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, with the number of companies included in each group as of May 19, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (80); Health Care (54); Industrials (58); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (35).

You can obtain the level of the S&P 500® Index from the Bloomberg Financial Market page “SPX <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 1, 1999 to May 22, 2009. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The S&P 500® Index closing level on May 26, 2009 was 910.33.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-75 of the accompanying product supplement no. UBS-9-A-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services and JPMSI against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services and JPMSI may be required to make relating to these liabilities as described in the prospectus and prospectus supplement. We have agreed that UBS Financial Services, Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-18 of the accompanying product supplement no. UBS-9-A-I.